UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM N-17F-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1. Investment Company Act File Number:            Date examination completed:
811-7852                                             December 31, 2014

2. State identification Number:

AL         AK           AZ         AR       CA       CO
CT         DE 2340899   DC         FL       GA       HI
ID         IL           IN         IA       KS       KY
LA         ME           MD         MA       MI       MN
MS         MO           MT         NE       NV       NH
NJ         NM           NY         NC       ND       OH
OK         OR           PA         RI       SC       SD
TN         TX           UT         VT       VA       WA
WV         WI           WY         PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:

USAA Mutual Funds Trust

4. Address of principal executive office (number, street, city, state, zip code):

9800 Fredericksburg Road
San Antonio, Texas 78288

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.     All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



                                                                SEC 2198 (04-09)

SECS COLLECTION OF INFORMATION
----------------------------
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in
accordance with the clearance requirements of 44 U.S.C.   3507.  Responses to
this collection of information will not be kept confidential.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Trustees of
USAA S&P 500 Index Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the USAA S&P 500 Index Fund (the Fund) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of December 31, 2014. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2014 and with respect to agreement of security purchases and sales, for the period from August 31, 2014 (the date of our last examination), through December 31, 2014:

- Confirmation of all securities held by institutions in book entry form (The Depository Trust Company);

- Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian, Northern Trust;

-     Confirmation of all open future positions with brokers; and

- Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the USAA S&P 500 Index Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2014, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the USAA S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Ernst & Young LLP


San Antonio, Texas
March 25, 2015

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


MARCH 25, 2015

We, as members of management of the USAA S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2014 and from August 31, 2014 through December 31, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2014 and from August 31, 2014 through December 31, 2014, with respect to securities reflected in the investment account of the Fund.


USAA S&P 500 INDEX FUND

By: /s/ Dan McNamara


DAN MCNAMARA
President  and  Vice  Chairman  of  the     Board  of  Trustees
Board of Trustees    President and Vice Chairman of the
   Board of Trustees


/s/ Roberto Galindo Jr.
ROBERTO GALINDO, JR.
Treasurer